UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF
1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- **O** Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CoverUS, Inc.

Legal status of

> *issuer*

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> April 11, 2018

Physical address of issuer
NewLab – CoverUS, Brooklyn Navy Yard, Building 128, Brooklyn, NY 11201

Website of issuer
https://coverus.health/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$280,306.61	$0.00
Cash & Cash Equivalents	$270,306.61	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$56,181.91	$0.00
Long-term Debt (Convertible to Equity)	$360,040.00 (SAFE Notes)	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$136,315.30	$0.00

FORM C-AR

CoverUS, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CoverUS, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.coverus.health no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities (as defined in the Form C filed by the company via EDGAR on 12/31/2018) sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other document.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CoverUS, Inc. (the "Company") is a Delaware Corporation, formed on April 11, 2018.

The Company is located at NewLab – CoverUS, Brooklyn Navy Yard, Building 128, Brooklyn, NY 11201.

The Company's website is https://coverus.health/.

You should rely only on this Form C-AR in making any investment decision with respect to our company.

The Business

CoverUS aims to close financial gaps in healthcare by helping consumers to earn financial rewards, through our mHealth mobile phone app, in exchange for sharing health data, responding to targeted offers, and engaging in healthy behaviors. The Company's mission is to empower consumers both financially and in terms of extensive transparency and control over the use of their personal data. The Company plans to provide the business customers that will fund these rewards with market research and patient engagement opportunities that are distinguished by rich real-world longitudinal data, and high-trust consumer-consented relationships built over an extended period of time.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on April 11, 2018. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a market-tested product and revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the use of decentralized technologies (including but not limited to blockchains and other distributed ledger technologies) and healthcare industries and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product. If we experience difficulties in hiring

and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our platform is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved mHealth apps and thus may be better equipped than us to develop and commercialize mHealth apps. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our mHealth app will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service are interrupted and we are not able to find alternate third-party providers, we could experience disruptions in development and operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third-party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or

differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), the European Union's General Date Protection Regulation (GDPR) and the State of California's Consumer Privacy Act (CCPA) regulate the confidentiality and security of sensitive personal information about our customers and employees (PII) in the countries where we operate, and the circumstances under which such information may be collected, used, retained, processed and transferred of personally identifiable information. Much of the personal data that we process, especially health and financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third-party payers. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements.
Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the

applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

More generally, regulatory scrutiny of privacy, data protection, collection, use and sharing of data is growing globally. There is uncertainty associated with the legal and regulatory environment around privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business, and violations of privacy and data protection-related laws can result in significant penalties and damage to our brand and business. In addition, compliance with inconsistent privacy laws may restrict our ability to provide products and services to our customers. A determination that there have been violations of privacy or data protection laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

In addition to posting on our websites and in our products our privacy policies and practices regarding the collection, use and disclosure of user data, we plan to actively promote our commitment to and leadership in data governance standards and technology that protects our member's data privacy. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable regulatory requirements or orders, or privacy, data protection, information security or consumer protection-related privacy laws and regulations in one or more jurisdictions could result in proceedings or actions against us by governmental entities or others, including class action privacy litigation in certain jurisdictions, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. Further, if our members or customers were to reduce their use of our products and services as a result of these concerns, our business could be materially harmed. As noted above, we are also subject to the possibility of security and privacy breaches, which themselves may result in a violation of these privacy laws.

Through our operations, we collect and store certain personal information that our end-users and customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose
us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business
information and that of our end-users, customers, suppliers and business partners, and
personally identifiable information of our end-users, customers and employees, in our data
centers and on our networks. The secure processing, maintenance and transmission of this
information is critical to our operations and business strategy. Despite our security measures,
our information technology and infrastructure may be vulnerable to attacks by hackers or
breached due to employee error, malfeasance or other disruptions. The intentional or
negligent actions of employees, business associates or third parties may undermine our
security measures. As a result, unauthorized parties may obtain access to our data systems
and misappropriate confidential data. There can be no assurance that advances in computer
capabilities, new discoveries in the field of cryptography or other developments will prevent
the compromise of our sensitive data. Any such breach could compromise our networks and
the information stored there could be accessed, publicly disclosed, lost or stolen. Any such
<u>unauthorized</u> access, disclosure or other loss of information could result in legal claims or
proceedings, liability under laws that protect the privacy of personal information, regulatory
penalties, disrupt our operations and the services we provide to customers, <u>materially</u>
<u>increase</u> <u>the costs we incur to protect against such breaches,</u> damage our reputation, and
cause a loss of confidence in our products and services, which could adversely affect our
business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our
operations and business strategy, and we devote significant resources to protecting our
information. We plan on incorporating various technologies, including but not limited to
encryption and decentralized technologies, to secure the data/information stored/collected
through our products. The expenses associated with protecting our information/ incorporating
this technology could reduce our operating margins. In addition, compliance with tougher
privacy and information security laws and standards may result in significant expense due to
increased investment in technology and the development of new operational processes.

We intend to invest and implement ongoing improvements to our information technology
infrastructure. These changes are ever-evolving in response to capacity, performance,
features, functions and security requirements. In most cases, this infrastructure is sufficient to
support our various business needs. However, outages caused by man-made attacks, natural
disasters and other events outside our control may degrade, disrupt or destroy our capacity.
Part of our infrastructure includes preventive measures to reduce and avoid the impacts from
these events. However, some catastrophic events are unavoidable. Accordingly, over time we
will develop, utilize and implement our continuity of operations plans, alternative routes and
backup measures. Even with all these protections, some data or processing could be delayed
or lost resulting in third-party claims.

Our contractual agreements will typically limit or avoid third-party consequential
damages. However, in some cases, these types of claims may still be brought and need to
be defended.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrew Hoppin and Christopher Sealey, who are co- founders and respectively the CEO and President of the Company. The Company has or intends to enter into employment agreements with Andrew Hoppin and Christopher Sealey although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Hoppin, Christopher Sealey, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser (as defined in the Form C filed by the company via EDGAR on 12/31/2018) to lose all or a portion of his or her investment. Cash already on hand is anticipated to be sufficient to fund the operations of the Company into December 2019. For each $75,000 raised in the Offering, the Company anticipates being able to add approximately one month of normal operations. Additionally, subsequent to the Offering deadline, the Company anticipates attempting to raise additional funds from institutional investors to support ongoing Company operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Christopher Sealey and Andrew Hoppin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Christopher Sealey and/or Andrew Hoppin die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities, or other financial or business metrics on which you can rely in making your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax

liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, including but not limited to: laws and regulations regarding licensing, financing, securities and capital formation, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and employment, and we expect the costs of responding to these laws and regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" or "money service business" under the regulations promulgated by FinCEN or the U.S. Department of the Treasury under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the viability of the mHealth app or other products developed by the Company, possibly affecting an investment in the Securities in a material and adverse manner.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We are devoting significant time and energy to develop risk management and regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of our regulatory compliance policies will be to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we will monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Because our business involves areas—privacy, healthcare, decentralization and other evolving technologies-- that are heavily regulated and in which regulation is changing rapidly and in unpredictable ways, regulatory non-compliance or changes in regulation present particular risks, including the risk that our business model will not be viable.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations. Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company that anticipates significant sales in the U.S., this healthcare reform legislation could materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that alter what costs consumers need to pay out of pocket for healthcare, or what consumers or other participants in the healthcare industry may be financially incentivized for, could adversely affect our business and results of operations.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater

resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Our business includes rewarding consumers for activities and purchases related to their health. Compliance with the Anti-Kickback Statute and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the SEC have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Regarding the Anti-Kickback Statute in particular, any assertion that our business activities constitute knowingly and willfully offering or paying any remuneration to induce the referral of an individual to another person or entity for the furnishing of any item or service, or to induce the purchasing or ordering of such item or service, payable in whole or in part by Medicare or Medicaid, could require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to rely on a small group of third-party partners to effectively distribute our platform outside the United States.

We are currently at the early stages of working to develop partnerships worldwide, and have multiple legally non-binding letters of intent with companies based outside the United States. We expect to depend, in part, on such prospective partnerships for the marketing of our platform and engagement with business customers in most geographies outside of the United States. We will depend on these partners' efforts to market our products, yet we are unable to control their efforts completely. These partners may sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our partners comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our platform, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party partners and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our partners. Further, if our relationship

with a successful partner terminates, we may be unable to replace that partner without disruption to our business.

If we fail to maintain relationships with our partners, fail to develop new relationships with other partners, including in new markets, fail to manage, train or incentivize existing partners effectively, or fail to provide partners with competitive products on attractive terms, or if these partners are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The regulatory regime governing decentralized technologies, cryptocurrencies, tokens and other digital assets is uncertain, and new regulations or policies may adversely affect the development of the CoverUS rewards points system.

Regulation of digital assets, which is one possible implementation of the rewards points system for the CoverUS platform, is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Such regulation varies significantly among international, federal, state, and local jurisdictions and is subject to significant uncertainty.

Various legislative and executive bodies in the United States and in other countries have adopted, or may in the future adopt, laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of our approach to implementing the rewards points system, and the technology behind it or the means of transaction in or transferring rewards points. One example of this is that the SEC recently promulgated guidance on circumstances in which a digital asset might be considered a "security" subject to SEC (and other) regulations. We, and others who have considered the issue, believe that uncertainties remain as to the scope and effect of this guidance, and continue to evaluate it and its potential impact on our business. Failure by the Company or certain users of the rewards points to comply with any laws, rules, and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Decentralized technologies face an uncertain regulatory landscape in many foreign jurisdictions.

Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect certain possible implementations of CoverUS' rewards points that are under consideration. Such laws, regulations, or directives may conflict with those of the United States or may directly and negatively impact the CoverUS business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption of the CoverUS platform.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the effective use and perceived or actual value of the rewards points.

The further development and acceptance of decentralized networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The slowing or stopping of the development or acceptance of decentralized networks would have an adverse effect on the successful development and adoption of the CoverUS platform. The growth of the decentralized tech industry in general is subject to a high

degree of uncertainty.

There are risks associated with an unpermissioned, decentralized, and autonomous ledger. CoverUS is evaluating developing portions of its application architecture in connection with various decentralized systems, including Ethereum and Steller, which are unpermissioned protocols that can be accessed and used by anyone.
The utility and integrity of the CoverUS ecosystem relies on the stability, security, and popularity of these decentralized ledgers. If the stability, security, or popularity of decentralized ledgers decreases, then the CoverUS ecosystem may be negatively impacted, which could have a negative impact on the viability value, if any, of CoverUS' rewards points.

Breakthroughs in the field of cryptography could create significant weaknesses in security for decentralized technologies.

Cryptography is evolving and there can be no guarantee of security at all times. Advancement in cryptography technologies and techniques, including, but not limited to, code cracking, and the development of artificial intelligence and/or quantum computers, could be identified as risks to all cryptography-based systems, including some implementations of components of the CoverUS Architecture currently under consideration. When such technologies and/or techniques are applied to the CoverUS platform, adverse outcomes such as theft, loss, disappearance, destruction, devaluation, or other compromises may result. The security of the Company and the CoverUS platform cannot be guaranteed as the future of cryptography or security innovations is unpredictable.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including the implementation of our business model, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our businesses may be affected by financial risks occurring at the business customer level, which could adversely affect our business.
We contract with business customers that promise to pay us when certain member actions are completed, including but not limited to sharing user data. We make a promise to compensate members for taking those actions. In the event business customers do not transfer to us payments that they are obligated to make, whether as a result of fraud, insolvency, billing delays or such other failure, we are still obligated to the member to compensate them for actions completed. We can provide no assurance that such business customers' failure to pay will not increase in the future, and therefore that cash reserves on-hand will be adequate to cover losses resulting from such business customers failure to pay, which could have a material adverse effect on our business, financial condition and results of operations.

BUSINESS

Description of the Business

CoverUS seeks to enable consumers to earn rewards, through our mHealth mobile phone app, in exchange for sharing personal health data, responding to targeted offers, and engaging in healthy behaviors. The Company's mission is to empower consumers both financially and in terms of extensive transparency and control over the use of their personal data. The Company plans to provide the business customers that will fund these rewards with market research and patient engagement opportunities that are distinguished by rich real-world longitudinal data, and high-trust consumer-consented relationships built over an extended period of time. As indicated in the Risk Factors enumerated above, there are substantial obstacles to the Company achieving this goal.

Business Plan

Our business model is comprised of:

1) Surveys & Market Research: We provide research enrichment services to companies in the Healthcare Industry.
2) Advertising & Lead Generation: We leverage ad networks informed by our rich member data to deliver highly targeted reach.
3) Patient Incentives: We deliver incentivized patient engagement that aims to reduce cost and risk to payers such as insurance companies and self-insured employers, leveraging consultants that sell such solutions to same.
4) Data Brokering: We plan to sell anonymized data, with patient consent, directly to end-customers, through traditional data brokers, and also through partners that are building the future of data brokering-- decentralized data marketplaces leveraging decentralized technologies.

In each case, we intend for members to receive rewards points in exchange for their providing their data or engaging in other incentivized behavior in the mHealth mobile phone app. The number of rewards points provided likely will vary depending on the timing of any particular member's request to receive rewards points. Members may redeem reward points at any time they wish and may elect to redeem their rewards points for a gift card or cash delivered to their bank account or digital wallet.

History of the Business

The Company was incorporated in April 2018 by Christopher Sealey and Andrew Hoppin, with a plan to build a business around the health incentives concept with which the principals' team won the Consensys Blockchain for Social Impact Hackathon in late 2017.

Subsequent to incorporation, the Company built a team of contractors and key advisors, raised pre-Seed funding from accredited investors, tested its business concept with prospective partners and customers, and created the design and user experience for its consumer-facing mHealth app.

The Company's Products and/or Services

Product / Service	Description	Current Market
CoverUS App	mHealth mobile app engaging consumer "Members" in aggregating, storing and sharing health and other data, responding to targeted ads and engaging in healthy behaviors	Adult consumers worldwide, with initial focus on those suffering from Irritable Bowel Syndrome (IBS) in the USA
CoverUS Campaigns	Business-to-business customer web interface and back-end infrastructure to create, target, and fund sponsored "offers" that solicit data, engagement, and actions by CoverUS Members	Medical industry (pharmaceutical and device companies, contract research organizations), Payers (insurance, government, employers), health and wellness products vendors, and public health researchers
CoverUS RESPECT	Data governance semantic framework encoding privacy protections and consumer preferences	Consumer data brokering industry

The CoverUS platform, comprised of a consumer mobile app, corollary business-to-business customer platform, and data governance semantic framework, engages consumers in sharing health and other data, responding to targeted ads, and engaging in healthy behaviors. It creates a two-sided marketplace between consumers and health and wellness companies and other stakeholders. The Company plans to generate revenue from the value created by consumer's health data, and their review of information and actions taken on the CoverUs App, and financially compensates consumers participating on the CoverUs App.

The Company's technology and product leadership and engineering contractors are currently engaged in ongoing development of the platform, and the Company expects to launch the initial CoverUS App in the second quarter of 2019.

The Company is working to secure launch partnerships with consumer health and wellness communities and other organizations to provide distribution for the App. The Company is also working to secure initial business customers, particularly from the medical industry, to pay for consumer attention, actions, and data.

Competition

The Company's primary potential competitors are:
- mHealth companies engaged in delivering patient incentives
- Consumer market research companies operating in the health vertical
- Health Data Brokering Companies

Patient incentives, health consumer market research, and health data brokering are mature industry segments now striving to innovate as patient-centered medicine (valuing patient preferences), value-based care (paying for outcomes not procedures), and regulatory pressures (GDPR privacy regulations, changes to health reimbursements, etc.) force business model changes. Dozens of health tech startups are working to advance disruptive solutions predicated on decentralization of IT systems, data storage, supply chains, eConsent, data marketplaces and more, but the enabling decentralized technologies are immature and difficult to use.

CoverUS' strategy is to bridge these worlds, investing in more mature patient engagement incentivization markets today, educating consumers about the value of their data and attention as a sovereign asset, and priming this user base to deliver scale to decentralized data marketplace partners tomorrow.

Supply Chain and Customer Base

As our main product is a digital mHealth app, we do not have significant supply chain issues. However, we do rely on ingesting data from the Application Programming Interfaces (APIs) of third-party data sources such as Electronic Medical Records (EMR), Internet-of-Things (IoT) wearable devices, and social media and consumer behavior data services.

We expect that our customers will include end-customers, especially medical industry (pharmaceutical and device) companies and health care payers. We also expect to work with various service providers to these end-customers, such as Contract Research Organizations and Accountable Care Organizations.

Our ideal first-order customers may include entities at-risk for outcomes and costs related to patient care where increased adherence can have a positive effect, pharmaceutical and medical device companies with adherence and patient-reported outcomes challenges, and Medicaid- funded clinics seeking to increase consumption of billable services.

Intellectual Property

The Company is dependent on the following intellectual property:

- Various software code licensed under a variety of open-source software licenses.
- Various third-party web services integrated via APIs.
- Any proprietary technology we may in the future choose to license

While additional intellectual dependencies may be created in the future as the functionality of the CoverUS platform is expanded over time, the Company endeavors to use open source

software whenever possible.

Governmental/Regulatory Approval and Compliance

Our regulatory challenges include HIPAA and GDPR, and potentially Money Services Business (MSB) compliance; our team is experienced in selling IT solutions with onerous security requirements to governments, and will leverage increasingly commoditized HIPAA-compliant platform-as-a-service (PaaS) solutions, as well as the inherent advantage that all data we transact is explicitly permissioned by our members, which facilitates GDPR compliance. Furthermore, depending on the final form that our member rewards point system takes, we may be subject to various financial regulations including needing a money transmitter license. More broadly, we wish to help to usher in a new paradigm of self-sovereign data as personal property, which brings great challenges both in governance and consumer education.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is NewLab – CoverUS, Brooklyn Navy Yard, Building 128, Brooklyn, NY 11201

The Company has the following additional addresses:

None. The Company conducts business in New York

State.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers and Directors

The officers and directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Andrew Hoppin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CEO, Secretary and Director, April 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- President, DKAN Data Solutions (formerly NuCivic) at Granicus (formerly GovDelivery); Andrew founded and built DKAN, the open source platform that runs hundreds of government open data sites worldwide, before selling the company behind it, NuCivic, to GovDelivery Inc; March 2011 - February 2017

Education: BS, Planetary Science, Brown University MS, Environmental Science, Policy, and Management, University of California, Berkeley

Name: Christopher Sealey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, President, Treasurer and Director, April 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Chief Operating Officer, COO at the Institute for New Economic Thinking; Led global outreach and operations for $150M+ economics think tank co-founded by George Soros (Soros Fund Management), William Janeway (Warburg Pincus) and Jim Balsillie (Research In Motion / Blackberry); March 2012 - May 2017

Education: Bachelor's Degree in Philosophy and Magazine Journalism, Syracuse University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The company currently has 2 employees, Andrew Hoppin(CEO) and Christopher Sealey(President).

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$750,000 face-value
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

To date in 2018, the Company issued Simple Agreements for Future Equity ("SAFEs") in exchange for $750,000 of cash, including to one investor at a $3 million cap with 40% discount in exchange for $40,000 of cash; to five investors at a $5 million cap with 20% discount in exchange for $301,500 of cash; and to seven investors with a $6 million cap with 10% discount in exchange for $408,500 of cash.

Type of security	CrowdSAFE (Simple Agreement for Future Equity)

Amount outstanding	$117,234.72 face-value
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

To date in 2019, the Company issued Crowd Simple Agreements for Future Equity ("CrowdSAFEs") in exchange for $117,234.72 of cash from 265 investors at a $8 million cap and with a 10% discount.

Type of security	Common Stock
Amount outstanding	5,208,333
Voting Rights	1 vote for each share of stock, refer to "Restricted Stock Agreement" for further detail.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company had a total of $63,103.33 in current liabilities (as of 04/29/2019):

1. Accounts Payable: $40,812.50
2. Loans from Shareholders: $22,290.83

Ownership

A majority of the Company is owned by the three founders. The founders include CEO-Andrew Hoppin, President-Christopher Sealey, and Advisor-Peter Shanley.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

Andrew Hoppin	35.1%
Christopher Sealey	35.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$136,315.30	$0	$0

Operations

We are a pre-revenue company and our primary expenses consist of the following: Contractor Fees, Legal Fees and Accounting Fees. We do not anticipate generating revenue until 2020.

The Company hopes to begin generating revenue in the next 12 months by launching the first version of its mHealth app. The mHealth app is currently under development and we hope to launch it as an MVP in the second quarter of 2019 and plans to launch to a broader market in the first quarter of 2020.

Liquidity and Capital Resources

The company currently (as of 04/29/2019) has $575,247.14 in Cash/Cash Equivalents and $24,500 in current assets (including $10,000 in prepaid contractor payments and $12,500 in loans to shareholders)

The company closed its seed round on March 6, 2019 which provided the company with $750,000 of capital via the issuance of SAFE Notes. All of these payments have been received by the company as of 04/29/2019.

In December 2018, the Company started an offering pursuant to Regulation CF, which is expected to provide around $110,000 of capital overall. $92,000 of this funding has already been received by the company, with the remainder expected to be received in May 2019. The Company does not currently have any additional sources of outside capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The company expects to spend an average of $20,000/month on product/app development related costs including contractors/consultants all through 2019. The actual amount spent may be higher or lower in any given month.

Material Changes and Other

Information Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
1. The Company made a zero-interest loan in the amount of $6,000 to the Company president, Christopher Sealey, on 01/13/2019.
2. The Company made a zero-interest loan in the amount of $1,250 to the Company CEO, Andrew Hoppin, on 01/13/2019.
3. The Company made a zero-interest loan in the amount of $6,000 to the Company president, Christopher Sealey, on 01/29/2019.
4. The Company made a zero-interest loan in the amount of $1,250 to the Company CEO, Andrew Hoppin, on 01/29/2019.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects

/s/Andrew Hoppin
(Signature)

Andrew Hoppin
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Hoppin
(Signature)

Andrew Hoppin
(Name)

CEO & Director
(Title)

April 30, 2019
(Date)

/s/ Christopher Sealey
(Signature)

Christopher Sealey
(Name)

President & Director
(Title)

April 30, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

I, Andrew Hoppin, the CEO of CoverUS, Inc., hereby certify that the financial statements of CoverUS, Inc. and notes thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.

/s/Andrew Hoppin
(Signature)

Andrew Hoppin
(Name)

CEO & Director
(Title)

April 30, 2019
(Date)